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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__________)*

Graybar Electric Company, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

None
(CUSIP Number)

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be
“filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or
otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .......................................

1.	Names of Reporting Persons.

D. E. DeSousa

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) X

(b)

SEC Use Only
3.

4.	Citizenship or Place of Organization: USA

Number of	5.	Sole Voting Power: -0-
Shares
Beneficially	6.*	Shared Voting Power: 6,497,637
Owned by
Each Reporting	7.*	Sole Dispositive Power: 8,174
Person With
	8.	Shared Dispositive Power: -0-

9.*	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,497,637

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions): _____

11.	Percent of Class Represented by Amount in Row (9): 80.7%

12.	Type of Reporting Person (See Instructions): IN

*Includes 1,377 shares subscribed for by reporting person under the 2008 offering of up to 1,000,000 shares of the Common Stock or voting trust interests pursuant to the
Prospectus dated October 22, 2008, as supplemented by the Prospectus Supplement dated November 7, 2008 (the "2008 Stock Offer"). Does not include the 20% stock dividend payable to each reporting person on February 2, 2009.

1.	Names of Reporting Persons.

L. R. Giglio

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) X

(b)

SEC Use Only
3.

4.	Citizenship or Place of Organization: USA

Number of	5.	Sole Voting Power: -0-
Shares
Beneficially	6.*	Shared Voting Power: 6,497,478
Owned by
Each Reporting	7.*	Sole Dispositive Power: 11,454
Person With
	8.	Shared Dispositive Power: -0-

9.*	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,497,478

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions): _____

11.	Percent of Class Represented by Amount in Row (9): 80.7%

12.	Type of Reporting Person (See Instructions): IN

*Includes 1,218 shares subscribed for by reporting person under the 2008 Stock Offer.
Does not include the 20% stock dividend payable to each reporting person on February
2, 2009.

1.	Names of Reporting Persons.

T. S. Gurganous

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) X

(b)

SEC Use Only
3.

4.	Citizenship or Place of Organization: USA

Number of	5.	Sole Voting Power: -0-
Shares
Beneficially	6.*	Shared Voting Power: 6,497,289
Owned by
Each Reporting	7.*	Sole Dispositive Power: 12,202
Person With
	8.	Shared Dispositive Power: -0-

9.*	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,497,289

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions): _____

11.	Percent of Class Represented by Amount in Row (9): 80.7%

12.	Type of Reporting Person (See Instructions): IN

*Includes 1,029 shares subscribed for by reporting person under the 2008 Stock Offer.
Does not include the 20% stock dividend payable to each reporting person on February
2, 2009.

1.	Names of Reporting Persons.

R. D. Offenbacher

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) X

(b)

SEC Use Only
3.

4.	Citizenship or Place of Organization: USA

Number of	5.	Sole Voting Power: -0-
Shares
Beneficially	6.*	Shared Voting Power: 6,497,583
Owned by
Each Reporting	7.*	Sole Dispositive Power: 14,989
Person With
	8.	Shared Dispositive Power: -0-

9.*	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,497,583

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions): _____

11.	Percent of Class Represented by Amount in Row (9): 80.7%

12.	Type of Reporting Person (See Instructions): IN

*Includes 1,323 shares subscribed for by reporting person under the 2008 Stock Offer.
Does not include the 20% stock dividend payable to each reporting person on February
2, 2009.

1.	Names of Reporting Persons.

R. A. Reynolds, Jr.

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) X

(b)

SEC Use Only
3.

4.	Citizenship or Place of Organization: USA

Number of	5.	Sole Voting Power: -0-
Shares
Beneficially	6.*	Shared Voting Power: 6,499,251
Owned by
Each Reporting	7.*	Sole Dispositive Power: 25,549
Person With
	8.	Shared Dispositive Power: -0-

9.*	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,499,251

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions): _____

11.	Percent of Class Represented by Amount in Row (9): 80.7%

12.	Type of Reporting Person (See Instructions): IN

*Includes 2,991 shares subscribed for by reporting person under the 2008 Stock Offer.
Does not include the 20% stock dividend payable to each reporting person on February
2, 2009.

Item 1(a)	Name of Issuer:

Graybar Electric Company, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

34 North Meramec Avenue
St. Louis, Missouri 63105

Item 2(a)	Name of Person Filing:

Pursuant to the provisions of Rule 13d-1(f)(1) under the Securities
Exchange Act of 1934, this Schedule 13G is being filed on behalf of the following persons as Voting Trustees of the Voting Trust established by a
Voting Trust Agreement dated as of March 16, 2007 (the “Voting Trust”):

(i) D. E. DeSousa

(ii) L. R. Giglio

(iii) T. S. Gurganous

(iv) R. D. Offenbacher

(v) R. A. Reynolds, Jr.

Attached hereto as Exhibit A is the agreement in writing of each of the above that this Schedule 13G is filed on behalf of each of them.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

(i) The principal business office of Messrs. DeSousa, Giglio,
Gurganous, Offenbacher and Reynolds is:

c/o Graybar Electric Company, Inc.
34 North Meramec Avenue
St. Louis, Missouri 63105

Item 2(c)	Citizenship:

All persons named in response to Item 2(a) are citizens of the United
States of America.

Item 2(d)	Title of Class Securities:

Common Stock, par value $1.00 per share.

Item 2(e)	CUSIP Number:

None – not publicly traded.

Item 3	Not Applicable.

Item 4	Ownership:

(a) Amount Beneficially Owned:

At December 31, 2008, 6,496,260 shares of Common Stock, par value
$1.00 per share (the “Common Stock”), of Graybar Electric Company, Inc.
(“Graybar”) had been deposited in the Voting Trust. 518,339 shares have been acquired or will be acquired by means of the installment method under the 2008 Stock Offer and were or will be deposited into the Voting
Trust. The shares distributed as a result of the 20% stock dividend payable on February 2, 2009 are not included.

The following table shows the beneficial ownership of Voting Trust
Interests representing shares of Common Stock owned at December 31,
2008 by the persons named in response to Item 2(a) (including shares which each reporting person is entitled to acquire within 60 days of such date):

	Name	Number of Shares

	D. E. DeSousa	8,174
	L. R. Giglio	11,454
	T. S. Gurganous	12,202
	R. D. Offenbacher	14,989
	R. A. Reynolds, Jr.	25,549

(b)	Percent of Class:

The shares of Common Stock described in response to Item 4(a)
amounted to approximately 80.7% of the outstanding shares of Common
Stock on December 31, 2008.

(c)	The following table sets forth, as of December 31, 2008, for each of the persons named in response to Item 2(a), the number of shares of
Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of, or (iv) shared power to dispose or to direct the disposition of:

			Power to dispose
	Power to vote or to		or to direct the
	Direct the vote*		disposition of
Name	Sole	Shared	Sole	Shared

D. E. DeSousa	-0-	6,497,637	8,174	-0-
L. R. Giglio	-0-	6,497,478	11,454	-0-
T. S. Gurganous	-0-	6,497,289	12,202	-0-
R. D. Offenbacher	-0-	6,497,583	14,989	-0-
R. A. Reynolds, Jr.	-0-	6,499,251	25,549	-0-

          *The Voting Trustees may not, without the consent of the holders of Voting Trust
Interests representing at least 75% of the aggregate number of shares of Common
Stock then deposited in the Voting Trust, vote on or consent to the merger or consolidation of Graybar into another corporation, the sale of all or substantially all of
Graybar’s assets or the liquidation and dissolution of Graybar.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( ).

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

All dividends payable with respect to shares of Common Stock deposited in the Voting Trust (or the Voting Trust Interests issued with respect thereto) are payable to the Voting Trustees as the owners of record of such shares. The Voting Trustees are authorized to retain, subject to the terms of the Voting Trust Agreement, any shares of Common Stock received as a stock dividend, and to deliver to each holder of Voting Trust
Interests representing shares of Common Stock on which such stock dividend shall have been paid additional Voting Trust Interests for the number of shares received as a dividend with respect to such Common
Stock. The Voting Trustees pay or cause to be paid to the holders of
Voting Trust Interests an amount equal to any cash dividends and any distribution paid other than in cash or Common Stock. The Voting
Trustees have no power to direct the sale or to receive the proceeds of a sale of the Common Stock deposited in the Voting Trust, such power being in the holders of the Voting Trust Interests issued in respect of such shares of Common Stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009

/S/ D. E. DESOUSA
D. E. DeSousa

EXHIBIT A

          The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2008 of Common Stock of Graybar Electric Company,
Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

/S/ D. E. DESOUSA
D. E. DeSousa	L. R. Giglio

T. S. Gurganous	R. D. Offenbacher

R. A. Reynolds, Jr.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009

/S/ L. R. GIGLIO
L. R. Giglio

EXHIBIT A

          The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2008 of Common Stock of Graybar Electric Company,
Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

/S/ L. R. GIGLIO
D. E. DeSousa	L. R. Giglio

T. S. Gurganous	R. D. Offenbacher

R. A. Reynolds, Jr.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009

/S/ T. S. GURGANOUS
T. S. Gurganous

EXHIBIT A

          The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2008 of Common Stock of Graybar Electric Company,
Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

D. E. DeSousa	L. R. Giglio

/S/ T. S. GURGANOUS
T. S. Gurganous	R. D. Offenbacher

R. A. Reynolds, Jr.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009

/S/ R. D. OFFENBACHER
R. D. Offenbacher

EXHIBIT A

          The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2008 of Common Stock of Graybar Electric Company,
Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

D. E. DeSousa	L. R. Giglio

/S/ R. D. OFFENBACHER
T. S. Gurganous	R. D. Offenbacher

R. A. Reynolds, Jr.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009

/S/ R. A. REYNOLDS, JR.
R. A. Reynolds, Jr.

EXHIBIT A

          The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2008 of Common Stock of Graybar Electric Company,
Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

D. E. DeSousa	L. R. Giglio

T. S. Gurganous	R. D. Offenbacher

/S/ R. A. REYNOLDS, JR.
R. A. Reynolds, Jr.